UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

July 27, 2022

(Date of Report (Date of earliest event reported))

GRAZE, INC.

(Exact name of registrant as specified in its charter)

Delaware	82-3705318
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1438 9TH ST SANTA MONICA, CA	90401
(Address of principal executive offices)	(ZIP Code)

818-522-7480

(Registrant’s telephone number, including area code)

Series A Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 3.	Material Modifications to Rights of Securityholders

Forward Stock Split and Restatement of Certificate of Incorporation

On July 27, 2022, Graze, Inc., a Delaware corporation (the “Company”), received the unanimous written consent of its board of directors and on June 22, 2022 obtained the written consent of the holders of a majority of its issued and outstanding shares of Common Stock, Class F Common Stock, Series A Preferred Stock, and Series A-1 Preferred Stock (the “Stock”) to (a) consummate an 2-for-1 forward split of all of its issued, outstanding or reserved for issuance shares of Common Stock (the “Stock Split”) with such Stock Split to become effective on July 27, 2022 (the “Effective Date”) and (b) amend and restate the Company’s certificate of incorporation, effective as of July 27, 2022, to increase the number of shares of the Company’s authorized Common Stock from 10,000,000 shares to 30,000,000 shares of Common Stock and increase the number of shares of the Company’s authorized Preferred Stock from 5,000,000 shares to 8,000,000 shares of Preferred Stock (the “Restated Certificate of Incorporation”).

The Form of Restated Certificate of Incorporation is included as Exhibit 2.1 to this Current Report.

EXHIBITS

2.1	Third Amended and Restated Certificate of Incorporation

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Graze, Inc.

By	/s/ James Buckly Jordan
Director
Graze, Inc.

Date: July 27, 2022